Exhibit 99.1

[LOGO] ZARLINK                                                      NEWS RELEASE
       SEMICONDUCTOR

Zarlink Urges Shareholders to Learn the Truth and Reject Leckie Slate

o Zarlink Urges Shareholders to Support Company's Board of Directors and VOTE the YELLOW Proxy Card Today

OTTAWA, CANADA, July 18, 2008 - Zarlink Semiconductor (NYSE/TSX: ZL) today announced that it has launched new web content urging shareholders to "Learn the Truth." Scott Leckie, David Banks and Daniel Owens ("the Leckie Group") have consistently and systematically misled Zarlink shareholders in press releases and conference calls. Learn the truth at www.zarlink.com.

Who are the Leckie Group members?

"We do not run a hedge fund..." - Scott Leckie, Leckie Group conference call, July 16, 2008.

The dissident group members are short-term traders, despite claims that they are "long-term holders." The dissident group has traded in and out of Zarlink stock for the last several years, trading over 2.7 times their current position disclosed in the Leckie Group circular.

What are Leading Proxy Advisory Firms Saying About the Dissident Nominees?

"You may have seen that one of the institutional proxy advisory services yesterday recommended that shareholders withhold their votes for three of management's Board nominees." - Scott Leckie, Leckie Group conference call, July 16, 2008.

The exact same report from RiskMetrics that they cite carries the recommendation that shareholders vote management's YELLOW proxy and REJECT the dissident nominees. Two other leading proxy advisory firms - Glass, Lewis and Co. and PROXY Governance, Inc. - have recommended shareholders vote FOR management nominees and REJECT the dissident proxy. A number of stock market analysts have also said now is not the time for change.

Zarlink's Product and Markets

"...this product portfolio is adrift. And without leadership, I think the future is fairly, fairly weak, fairly grim." - David Banks, Leckie Group conference call, July 16, 2008.

Zarlink is the leading provider, in fact the only provider, of standards-based radio chips for wireless healthcare applications. In the Optical market, we are the only vendor delivering active optical cables for data center interconnect in volume production. Zarlink is ranked as one the top two suppliers of network synchronization products, delivering the industry's broadest offering of products. In the voice market, thanks to the Legerity acquisition, Zarlink is one of three key suppliers in a large, stable business.

What is Their Plan?

"We think there's two years of hard slog in getting this company turned around."
- David Banks, Leckie Group conference call, July 16, 2008.

Today, Zarlink's Board and Management have the company poised for profitability in the current year.

***

In an advertisement published today in The Globe and Mail and Ottawa Citizen, the Company urged shareholders to vote FOR the reelection of Zarlink's slate of nominees for the Board of Directors and reject the five individuals nominated by the Leckie Group. All of Zarlink's eight current directors are standing for reelection at the Company's Annual and Special Meeting of Shareholders on July 23, 2008.

The text of the advertisement follows:

Vote the YELLOW Proxy Today, Vote for a
Return to Profitability!

Scott Leckie and two others holding only 5.9% of Zarlink's shares are aiming to seize control of the company by replacing your CEO, Chairman and the majority of the Board of Directors with their own nominees. They offer a two year forecast to return the Company to profitability; Zarlink's plan seeks a return to profitability this year.

Three Leading Proxy Advisory Firms - RiskMetrics, Glass, Lewis & Co., and PROXY Governance have all called for Zarlink shareholders to REJECT the dissident slate.

o     Zarlink has a clear and articulated corporate strategy.

o Recent operating and financial performance highlights the success of the Company's corporate strategy.

o Zarlink's strong and balanced board has the required financial, business, and technological expertise.

o     Zarlink's product portfolio is focused and market leading.

To ensure your vote counts vote the YELLOW PROXY today or no later than 4PM Toronto time Sunday, July 20, 2008 at www.zarlink.com

Important shareholder voting instructions

The Zarlink proxy to vote is YELLOW. Your vote is important, regardless of how many shares you own. Voting is a very quick and easy process. To be effective, completed YELLOW proxies must be received by 10:30 a.m. on July 21, 2008. Due to the limited time available we recommend voting by Internet, telephone or facsimile today or by 4PM Toronto time Sunday, July 20, 2008. If you have already voted using the dissident proxy you have every right to change your vote as it is the later dated proxy that will be counted.

We urge you to carefully consider the ramifications of your vote and to submit your YELLOW proxy today FOR the election of the slate of director nominees set out in the Zarlink Management Proxy Circular. Please discard any proxy or related materials you may receive from the Dissidents and vote using only the YELLOW form of proxy. For ease of voting, Zarlink shareholders are encouraged to vote using the Internet and entering their YELLOW control number. Please visit www.zarlink.com for additional information.

Shareholders with questions or needing assistance in voting their YELLOW proxy are encouraged to call Zarlink's proxy solicitation agent, Georgeson (North American toll-free, 1-866-717-8088).

About Zarlink Semiconductor

For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our dependence on revenue generation from our legacy products in order to fund development of our new products; our ability to successfully integrate Legerity and any businesses acquired in the future; any potential undisclosed liabilities associated with the Legerity acquisition; our ability to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

                                     - 30 -

For further information:

Ed Goffin
613 270-7112
edward.goffin@zarlink.com